Exhibit 1

Interim Report
Second quarter and Half year 2016

Ahold Delhaize kicks off with good momentum; both Ahold and Delhaize Group report strong Q2 results

•	Ahold underlying operating income of €355 million, up 8.0% at constant exchange rates

•	Delhaize Group underlying operating profit of €247 million, up 12.1% at constant exchange rates

•	Ahold Delhaize merger effective on July 24, 2016

•	Pro-forma historical quarterly segment data to be published on October 6

•	Ahold Delhaize combined Q3 results to be published on November 17

•	Capital Markets Day on December 7 in London

Zaandam, the Netherlands, August 25, 2016 - Ahold Delhaize today published Ahold’s second-quarter and half-year report for the period ended July 17, 2016, and, as an appendix, Delhaize Group’s summarized second-quarter and half-year report for the period ended June 30, 2016.

The company, a leader in supermarkets and e-commerce with 22 market-leading local brands in 11 countries, was formed from the merger of Ahold and Delhaize Group. The merger was effective on July 24, 2016, after the end of both companies’ second-quarter reporting periods.

CEO comments

Dick Boer, CEO of Ahold Delhaize, said: “We have started our new chapter as Ahold Delhaize with good momentum, with these two strong sets of pre-merger results. Building on our solid financial foundation, common values and great local brands, we are driving ahead with full energy to deliver even more for customers and communities, associates and shareholders. We look forward to continuing to shape Ahold Delhaize, with a strong commitment to delivering great food, value and innovations for customers across our 11 markets, both in stores and online.”

Pro-forma adjustments

Starting from the third quarter of 2016, Ahold Delhaize will report its quarterly financial performance for five business segments: The Netherlands, Belgium, Central and Southeastern Europe and two reporting segments in the United States. To provide a comparable base, pro-forma historical quarterly segment information will be published on October 6, 2016. In this pro-forma information, we will exclude the financial impact of divestments, as well as merger transaction costs. We will include the impact of purchase price allocation, as well as other effects, including the effects of the alignment of corporate costs allocation and accounting policies.

As announced by Ahold and Delhaize Group on July 14, 2016, 86 stores will be divested in the United States, as part of the approval of the U.S. Federal Trade Commission. Proceeds from these divestments are estimated to be $174 million, resulting in no significant divestment gain or loss. These 86 stores represented $1.4 billion of net sales and $88 million of underlying operating income in 2015. In addition, Ahold Delhaize expects to divest another 10 stores in the Richmond area.

In Belgium, Ahold Delhaize will divest 13 stores, as part of the approval by the Belgian Competition Authority, as announced on March 15, 2016. These 13 stores represented €94 million of net sales and €10 million of underlying operating income in 2015. In addition, Delhaize Belgium also announced the sale of pet specialist shop chain Tom&Co on June 27, 2016.

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Interim Report, Second quarter and Half year 2016 Management report

Outlook

We are confident that we will meet our synergy target of €500 million on an annual run-rate basis by mid-2019. In 2016, synergies are expected to positively impact operating income by €30 million in the second half of 2016.

We continue to expect €350 million in one-off costs related to the merger, of which €61 million has been booked by Ahold and Delhaize year-to-date 2016 and €80 million is expected for the second half of 2016. This excludes transaction costs, which we continue to expect to be within €140 million, of which €62 million has been booked by Ahold and Delhaize in 2015 and €15 million year-to-date in 2016, with the remainder expected for the second half of 2016.

Our free cash flow for 2016 is expected to be €1.3 billion, including expected capital expenditure of €1.8 billion, €0.2 billion of transaction, integration and Delhaize Belgium’s Transformation Plan costs and estimated cash flows from divestments of €0.1 billion.

We plan to hold a Capital Markets Day on December 7 in London, where we will provide an update on our future strategy framework for Ahold Delhaize, share more details on integration and synergies, and give guidance on our capital structure going forward.

Notes to this report

This report includes separate results for the second quarter and half year of 2016 for both former Koninklijke Ahold N.V. (“Ahold”) and former Delhaize Group SA/NV (“Delhaize”) on a standalone basis. Koninklijke Ahold Delhaize N.V. (“Ahold Delhaize”) will publish its first combined results as of the third quarter of 2016.

Ahold and Delhaize Group are reporting on a standalone basis for the second quarter and half year of 2016 because the July 24, 2016, effective merger date of Ahold and Delhaize fell after the July 17 end of Ahold’s first half year of 2016 and after the June 30 end of Delhaize’s first half year of 2016. Ahold’s interim report is included on pages 3-24 of this document and Delhaize’s summary report on pages 25-37. The members of the Ahold Delhaize Management Board who acted as members of the Ahold and Delhaize boards during these reporting periods are the ones responsible for the respective standalone half-year reports.

Cautionary notice

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions.

This communication contains Ahold Delhaize forward-looking statements relating to, among others, synergy targets, one-off costs, the performance of the Ahold Delhaize business, capital expenditure, cash flow, transaction and integration costs and the Ahold Delhaize Capital Markets Day on December 7, 2016, on which more information is expected to be provided on Ahold Delhaize’s future strategy framework, integration and synergies as well guidance on capital structure, strengthening customers’ proposition, strong sales growth at bol.com, principal enterprise risks faced by Ahold Delhaize, Delhaize’s integrated stores’ sales growth and Ahold Delhaize’s contingencies, commitments and guarantees.

Many of the risks and uncertainties relate to factors that are beyond Ahold’s control. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction, Ahold Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets, risks related to disruption of management time from ongoing business operations due to attention being required in connection with the integration, the benefits from Ahold Delhaize’s plans and strategies being less than anticipated, the effect of the merger on Ahold Delhaize’s ability to retain customers, retain and hire key personnel, attract employees who are integral to the success of the business and maintain relationships with suppliers, and on their operating results and businesses generally, litigation relating to the merger, the effect of general economic or political conditions, Ahold Delhaize’s business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks and product safety, pension plan funding, strategic projects, sustainable retailing, insurance and unforeseen tax liabilities and other factors as discussed in Ahold’s and Delhaize’s public filings and other disclosures.

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Interim Report, Second quarter and Half year 2016 Management report

The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on such statements. Forward-looking statements speak only as of the date they are made. Ahold Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Outside the Netherlands, Koninklijke Ahold Delhaize N.V., being its registered name, presents itself under the name of “Royal Ahold Delhaize” or simply “Ahold Delhaize.”

For more information:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaize
YouTube: @AholdDelhaize
LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of 22 strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

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Ahold Interim Report
Second quarter and Half year 2016

Ahold delivered another strong quarter, with higher sales and operating income in all markets

•	3.0% increase in Q2 Group sales to €9.0 billion (up 4.4% excluding gas at constant exchange rates)

•	Improving volume sales trend in the United States

•	Continued strong online consumer sales in the Netherlands, up more than 30%

•	Strong margins in the Netherlands driven by Simplicity savings

•	Underlying operating margin of 4.0% (Q2 2015: 3.8%)

•	7.3% increase in Group underlying operating income (up 8.0% at constant exchange rates)

•	Free cash flow of €253 million for Q2, €540 million for half-year 2016

Zaandam, the Netherlands - Ahold today announced another strong quarter, with solid sales performance and higher operating income in all its markets.

Dick Boer, CEO of Ahold Delhaize, said: “We continued our good operational and financial performance this quarter, while preparing for the successful merger and integration with Delhaize.

“In the United States, we saw sales trends improving, with volume growth in a deflationary environment. The program to improve our customer proposition resulted in an increased market share. In the Netherlands, we continued to expand and improve the quality of the Fresh offering in our supermarkets and grew net consumer sales in our online business by more than 30%. Our Simplicity savings exceeded our reinvestments in price and quality this quarter. In the Czech Republic, we were encouraged by the sales performance of both our supermarkets and our larger stores.”

Group performance

€ million, except per share data	Q2 2016	Q2 2015	% change	% change constant	HY 2016	HY 2015	% change	% change constant

Net sales	8,951	8,688	3.0%	3.6%	20,720	19,977	3.7%	3.6%

Underlying operating income	355	331	7.3%	8.0%	804	721	11.5%	11.6%

Underlying operating margin	4.0%	3.8%			3.9%	3.6%

Operating income	319	301	6.0%	6.6%	715	647	10.5%	10.4%

Income from continuing operations	208	195	6.7%	7.5%	449	406	10.6%	10.8%

Net income	209	195	7.2%	7.7%	450	408	10.3%	10.4%

Basic earnings per share from continuing operations	0.25	0.24	4.2%	7.2%	0.55	0.49	12.2%	10.8%

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Ahold Interim Report, Second quarter and Half year 2016 Management report

Performance by segment

Ahold USA

€ million	Q2 2016	Q2 2015	% change	% change constant rates	HY 2016	HY 2015	% change	% change constant rates

Net sales	5,526	5,398	2.4%	3.4%	12,834	12,424	3.3%	3.1%

Underlying operating income	215	212	1.4%	2.1%	506	469	7.9%	7.6%

Underlying operating margin	3.9%	3.9%			3.9%	3.8%

Identical sales growth	0.2%	(0.6)%			0.0%	(1.6)%

Identical sales growth excluding gasoline	1.2%	1.8%			1.0%	0.8%

Comparable sales growth excluding gasoline	1.4%	1.9%			1.2%	0.9%

Net sales were €5,526 million, up 2.4%, or 3.4% at constant exchange rates. Excluding gas, sales increased 4.6% at constant exchange rates. The addition of 25 A&P stores in the New York Metro market in the fourth quarter of 2015 was the main contributor to the overall sales growth and resulted in an overall market share improvement in both dollars and volume. Identical sales growth excluding gas of 1.2% was driven by volume growth and partly offset by price investments as part of our investments in our customer proposition and deflation in the meat and dairy categories.

In the quarter we continued the rollout of our program to strengthen our customer proposition. The rollout of the new Produce and easier-to-shop Bakery departments will be completed in the next quarter. Sales growth at Peapod was slightly below expectations.

Ahold USA’s underlying operating margin was 3.9%, unchanged from the same quarter last year. The savings from our Simplicity program and continued strong cost control were fully reinvested into strengthening our customer proposition.

The Netherlands

€ million	Q2 2016	Q2 2015	% change	HY 2016	HY 2015	% change

Net sales	3,022	2,890	4.6%	6,955	6,638	4.8%

Underlying operating income	157	130	20.8%	346	296	16.9%

Underlying operating margin	5.2%	4.5%		5.0%	4.5%

Identical sales growth	3.2%	3.4%		3.0%	2.9%

Comparable sales growth	3.5%	4.0%		3.3%	3.4%

Net sales of €3,022 million increased by 4.6% compared to last year. Identical sales grew by 3.2%, as a result of both strong online sales growth and growth at our supermarket operations. Albert Heijn continued to roll out new departments and product innovations. During the quarter, the number of personalized promotional offers was increased and we expanded the range of healthy convenience products in the produce department.

Our online businesses bol.com and ah.nl continued their strong performance and reported another quarter of more than 30% growth in net consumer sales compared to the same quarter last year. At bol.com, we continue to see strong sales growth through our own sales as well as through our Plaza marketplace in both the Netherlands and Belgium and at ah.nl, growth was driven by more transactions in our existing market areas.

The underlying operating margin of The Netherlands was 5.2%, up 0.7 percentage points from the same quarter last year. The main driver of the improvement was the performance of our supermarket operations in the Netherlands, where Simplicity savings exceeded our reinvestments in our customer proposition.

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Ahold Interim Report, Second quarter and Half year 2016 Management report

Czech Republic

€ million	Q2 2016	Q2 2015	% change	% change constant rates	HY 2016	HY 2015	% change	% change constant rates

Net sales	403	400	0.8%	(0.3)%	931	915	1.7%	0.1%

Underlying operating income	7	4	75.0%	69.0%	13	6	116.7%	97.1%

Underlying operating margin	1.7%	1.0%			1.4%	0.7%

Identical sales growth	0.9%	2.0%			0.4%	(0.5)%

Identical sales growth excluding gasoline	1.3%	2.1%			0.9%	(0.3)%

Comparable sales growth excluding gasoline	1.3%	2.1%			1.0%	(0.3)%

Net sales decreased 0.3% to €403 million at constant exchange rates, as a result of the required divestment of five stores during the third quarter of 2015 related to the SPAR acquisition. Sales excluding gas increased by 0.1% at constant exchange rates compared to the second quarter of 2015.

Identical sales excluding gas grew by 1.3%, following a continued strong performance at our supermarkets and positive identical sales growth at our compact hypers. This growth was supported by two successful collection campaigns that increased customer loyalty.

Czech Republic’s underlying operating margin further improved to 1.7%. While the competitive landscape in the Czech market remains challenging, with competitors continuing to compete on price, any pressure on gross margin was more than offset by savings from our Simplicity program.

Corporate Center

Underlying Corporate Center costs were €24 million, an increase of €9 million over the prior year. Excluding insurance activities, underlying Corporate Center costs were unchanged at €23 million.

Financial review

Second quarter 2016 (compared to second quarter 2015)

Underlying operating income was €355 million; €24 million higher than last year. Underlying operating margin was 4.0%, an increase of 0.2 percentage points compared to last year.

Operating income increased by €18 million to €319 million. Recorded in operating income are impairments of €8 million (Q2 2015: €3 million) and restructuring and related charges of €30 million (Q2 2015: €34 million), offset by a gain on the sale of assets of €2 million (Q2 2015: €7 million), which collectively total €36 million (Q2 2015: €30 million) and are adjusted to arrive at underlying operating income. Impairments are primarily related to store operations. The restructuring and related charges of €30 million include €3 million of transaction costs and €24 million of integration costs related to the merger with Delhaize.

Income from continuing operations was €208 million; €13 million higher than last year. This follows from the increase in operating income of €18 million and a decrease in financial expenses of €1 million, offset by an increase in income taxes of €6 million.

Net income was €209 million, up €14 million compared with last year.

Free cash flow of €253 million decreased by €114 million compared to Q2 2015. This decrease was mainly driven by higher income taxes paid of €81 million, higher purchases of non-current assets of €44 million and lower proceeds from divestment of assets of €13 million, offset by higher cash generated from operations of €23 million.

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Ahold Interim Report, Second quarter and Half year 2016 Management report

Net debt increased in Q2 2016 by €210 million to €1,062 million. Free cash flow of €253 million was more than offset by dividends paid of €429 million.

Half year 2016 (compared to half year 2015)

Underlying operating income was €804 million, up €83 million from €721 million in 2015. Underlying operating margin was 3.9%, compared to 3.6% last year.

Operating income increased by €68 million to €715 million. This included impairments of €26 million (HY 2015: €17 million) and restructuring and related charges of €66 million (HY 2015: €66 million), offset by gains on the sale of assets of €3 million (HY 2015: €9 million), which collectively total €89 million (HY 2015: €74 million) and are adjusted to arrive at underlying operating income. The restructuring and related charges of €66 million include €9 million of transaction costs and €40 million of integration costs related to the merger with Delhaize, as well as €8 million related to the transfer of warehouse operations in the New York area.

Income from continuing operations was €449 million; €43 million higher than last year. This reflects the increase in operating income of €68 million and higher income from joint ventures of €4 million, offset by higher net financial expenses of €3 million and higher income taxes of €26 million.

Net income was €450 million, up €42 million compared with last year.

Free cash flow was €540 million; €13 million lower than last year. The decrease is mainly due to higher income taxes paid of €145 million, higher capital expenditures of €82 million and lower proceeds from divestment of assets of €13 million, partly offset by higher cash generated from operations of €220 million.

Related party transactions

Ahold has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. As of the balance sheet date, July 17, 2016, there have been no significant changes in the related party transactions from those described in Ahold’s Annual Report 2015. Subsequent to Ahold’s half year, effective July 24, 2016, Ahold merged with Delhaize. An update on the related party transactions of Ahold Delhaize will be provided in our Annual Report 2016.

Risks and uncertainties

Ahold’s enterprise risk management program provides executive management with a periodic and holistic understanding of Ahold’s key business risks and the management practices in place to mitigate these risks. Ahold recognizes strategic, operational, financial and compliance / regulatory risk categories. The principal risks faced by Ahold during the first half of the financial year were substantially the same as those disclosed by Ahold at year end 2015. A description of Ahold’s risk management practices, principal risks and how they impact the business is provided in Ahold’s Annual Report 2015. Subsequent to Ahold’s half year, effective July 24, 2016, Ahold merged with Delhaize. An integrated comprehensive analysis of the principal risks faced by Ahold Delhaize will be included in Ahold Delhaize’s Annual Report 2016.

Independent Auditor’s involvement

The content of this interim report has not been audited or reviewed by an independent external auditor.

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Ahold Interim Report, Second quarter and Half year 2016 Management report

Declarations

Section 5:25d of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht” or “FMSA”) prescribes that the persons designated as responsible by the issuer make certain statements as to the adequacy of the issuer’s half-year report. Given that Delhaize Group SA/NV (“Delhaize”) merged with and into Koninklijke Ahold NV (“Ahold”), effective July 24, 2016, after the July 17, 2016 end of Ahold’s first half year of 2016 and after the June 30, 2016 end of Delhaize’s first half year of 2016, the issuer has designated the members of the Ahold Delhaize Management Board that have acted as members of the Ahold and Delhaize boards during these reporting periods as the ones responsible for the respective standalone half-year reports.

Accordingly, Dick Boer, Jeff Carr and James McCann hereby declare that, to the best of their knowledge, the Ahold half-year financial statements included in this interim report, which have been prepared in accordance with IAS 34 “Interim Financial Reporting,” give a true and fair view of Ahold’s assets, liabilities, financial position and profit or loss and the undertakings included in Ahold’s consolidation taken as a whole, and the half-year management report included in this interim report includes a fair review of the information required pursuant to section 5:25d, subsections 8 and 9 of the FMSA.

Zaandam, the Netherlands

August 25, 2016

Management Board of former Koninklijke Ahold N.V.

Dick Boer (CEO)

Jeff Carr (CFO)

James McCann

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

Consolidated income statement

€ million, except per share data	Note	Q2 2016	Q2 2015[1]	HY 2016	HY 2015[1]

Net sales	4	8,951	8,688	20,720	19,977

Cost of sales	5	(6,493)	(6,327)	(15,005)	(14,534)
Gross profit		2,458	2,361	5,715	5,443

Selling expenses		(1,817)	(1,761)	(4,242)	(4,083)

General and administrative expenses		(322)	(299)	(758)	(713)
Total operating expenses	5	(2,139)	(2,060)	(5,000)	(4,796)

Operating income	4	319	301	715	647

Interest income		1	2	3	3

Interest expense		(52)	(54)	(123)	(126)

Net interest expense on defined benefit pension plans		(4)	(4)	(9)	(8)

Other financial expenses		(5)	(5)	(14)	(9)
Net financial expenses		(60)	(61)	(143)	(140)

Income before income taxes		259	240	572	507

Income taxes	6	(55)	(49)	(133)	(107)

Share in income of joint ventures		4	4	10	6
Income from continuing operations		208	195	449	406

Income from discontinued operations	7	1	—	1	2
Net income attributable to common shareholders		209	195	450	408

Net income per share attributable to common shareholders

Basic		0.25	0.24	0.55	0.50

Diluted		0.25	0.23	0.54	0.49

Income from continuing operations per share attributable to common shareholders

Basic		0.25	0.24	0.55	0.49

Diluted		0.25	0.23	0.54	0.48

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.8896	0.8981	0.8961	0.8950

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

Consolidated statement of comprehensive income

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Net income	209	195	450	408

Remeasurements of defined benefit pension plans

Remeasurements before taxes - income (loss)	21	(29)	(142)	(117)

Income taxes	1	(3)	56	22
Other comprehensive income (loss) that will not be reclassified to profit or loss	22	(32)	(86)	(95)

Currency translation differences in foreign interests:

Currency translation differences before taxes from:

Continuing operations	62	(115)	(71)	342

Income taxes	—	(1)	—	(1)

Cash flow hedges:

Fair value result in the year	9	46	(4)	40

Transfers to net income	(22)	16	(33)	(15)

Income taxes	3	(15)	9	(6)
Other comprehensive income (loss) reclassifiable to profit or loss	52	(69)	(99)	360

Total other comprehensive income (loss)	74	(101)	(185)	265
Comprehensive income (loss) attributable to common shareholders	283	94	265	673

Attributable to:

Continuing operations	282	94	264	671

Discontinued operations	1	—	1	2
Total comprehensive income	283	94	265	673

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

Consolidated balance sheet

€ million	Note	July 17, 2016	January 3, 2016

Assets

Property, plant and equipment		6,456	6,677

Investment property		567	580

Intangible assets		1,949	1,968

Investments in joint ventures and associates		208	212

Other non-current financial assets		185	516

Deferred tax assets		704	628

Other non-current assets		41	39
Total non-current assets		10,110	10,620

Assets held for sale		14	3

Inventories		1,617	1,676

Receivables		733	837

Other current financial assets		377	596

Income taxes receivable		38	14

Prepaid expenses and other current assets		246	308

Cash and cash equivalents	9	2,319	1,826
Total current assets		5,344	5,260

Total assets		15,454	15,880

Equity and liabilities
Shareholders’ equity	8	4,489	5,622

Non-controlling interests		—	(1)
Group equity		4,489	5,621

Loans		1,185	1,522

Other non-current financial liabilities		2,123	2,187

Pensions and other post-employment benefits		541	389

Deferred tax liabilities		88	110

Provisions		731	731

Other non-current liabilities		314	318
Total non-current liabilities		4,982	5,257

Accounts payable		2,653	2,800

Other current financial liabilities		1,611	330

Income taxes payable		26	39

Provisions		263	260

Other current liabilities		1,430	1,573
Total current liabilities		5,983	5,002

Total equity and liabilities		15,454	15,880

Year-end U.S. dollar exchange rate (euro per U.S. dollar)		0.9061	0.9208

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

Consolidated statement of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit	Equity attributable to common shareholders

Balance as of December 28, 2014		9	6,844	(103)	(132)	(1,774)	4,844

Net income attributable to common shareholders		—	—	—	—	408	408

Other comprehensive income (loss)		—	—	341	19	(95)	265
Total comprehensive income attributable to common shareholders		—	—	341	19	313	673

Dividends		—	—	—	—	(396)	(396)

Share buyback	8	—	—	—	—	(161)	(161)

Cancelation of treasury shares	8	(1)	(785)	—	—	786	—

Share-based payments		—	—	—	—	33	33
Balance as of July 12, 2015		8	6,059	238	(113)	(1,199)	4,993

Balance as of January 3, 2016		8	6,059	346	(123)	(668)	5,622

Net income attributable to common shareholders		—	—	—	—	450	450

Other comprehensive loss		—	—	(71)	(28)	(86)	(185)
Total comprehensive income attributable to common shareholders		—	—	(71)	(28)	364	265

Dividends	8	—	—	—	—	(429)	(429)

Capital repayment	8	—	—	—	—	(1,002)	(1,002)

Share-based payments		—	—	—	—	33	33
Balance as of July 17, 2016		8	6,059	275	(151)	(1,702)	4,489

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

Consolidated statement of cash flows

€ million	Note	Q2 2016	Q2 2015	HY 2016	HY 2015

Income from continuing operations		208	195	449	406

Adjustments for:

Net financial expenses		60	61	143	140

Income taxes		55	49	133	107

Share in income (loss) of joint ventures		(4)	(4)	(10)	(6)

Depreciation, amortization and impairments	5	245	231	582	550

Gains on the sale of assets / disposal groups held for sale	5	(2)	(7)	(3)	(9)

Share-based compensation expenses		13	12	26	25
Operating cash flows before changes in operating assets and liabilities		575	537	1,320	1,213

Changes in working capital:

Changes in inventories		49	18	42	67

Changes in receivables and other current assets		55	(54)	173	(46)

Changes in payables and other current liabilities		(63)	95	(264)	(178)

Changes in other non-current assets, other non-current liabilities and provisions		—	(3)	(5)	(10)
Cash generated from operations		616	593	1,266	1,046

Income taxes paid - net		(114)	(33)	(201)	(56)
Operating cash flows from continuing operations		502	560	1,065	990

Operating cash flows from discontinued operations		(1)	(1)	(3)	(3)
Net cash from operating activities		501	559	1,062	987

Purchase of non-current assets		(184)	(140)	(427)	(345)

Divestments of assets / disposal groups held for sale		4	17	13	26

Acquisition of businesses, net of cash acquired		(3)	(5)	(4)	(13)

Divestment of businesses, net of cash divested	7	(1)	5	(3)	1

Changes in short-term deposits and similar instruments		444	44	518	(157)

Dividends received from joint ventures		12	13	14	15

Interest received		2	—	4	2

Other		(5)	—	(5)	—
Investing cash flows from continuing operations		269	(66)	110	(471)
Net cash from investing activities		269	(66)	110	(471)

Interest paid		(83)	(83)	(129)	(135)

Repayments of loans		(4)	(5)	(21)	(20)

Repayments of finance lease liabilities		(24)	(21)	(57)	(55)

Dividends paid on common shares	8	(429)	(396)	(429)	(396)

Share buyback	8	—	(121)	—	(161)

Other cash flows from derivatives		(5)	—	(18)	(11)

Other		—	1	8	5
Financing cash flows from continuing operations		(545)	(625)	(646)	(773)
Net cash from financing activities		(545)	(625)	(646)	(773)

Net cash from operating, investing and financing activities		225	(132)	526	(257)
Cash and cash equivalents at the beginning of the period (excluding restricted cash)		2,069	1,626	1,819	1,615

Effect of exchange rate differences on cash and cash equivalents		20	(34)	(31)	102
Cash and cash equivalents at the end of the period (excluding restricted cash)	9	2,314	1,460	2,314	1,460
Average U.S. dollar exchange rate (euro per U.S. dollar)		0.8896	0.8981	0.8961	0.8950

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

Notes to the consolidated summary financial statements

1. The Company and its operations

The principal activity of Koninklijke Ahold N.V. (“Ahold” or the “Company” or “Group” or “Ahold Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores in the United States and Europe through subsidiaries and joint ventures.

The information in these condensed consolidated interim financial statements (“financial statements”) is unaudited.

2. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold’s 2015 consolidated financial statements, except for the adoption of new and revised IFRSs as set out below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.

Ahold’s reporting calendar in 2016 is based on 13 periods of four weeks, for a total of 52 weeks. The 2015 reporting calendar is based on 12 periods of four weeks and one period of five weeks, for a total of 53 weeks. In 2016 and 2015, the first quarter comprised 16 weeks and the second quarter comprised 12 weeks.

Changes in presentation

In 2016, Ahold changed the presentation of the income statement to align the presentation of costs across its online businesses. The change resulted in certain reclassifications within the 2015 income statement. In Q2 2015, the reclassifications resulted in a decrease to cost of sales of €14 million (HY: €33 million) and increases to selling expenses and general and administrative expenses of €12 million (HY: €27 million) and €2 million (HY: €6 million), respectively.

The adjustments to Ahold’s 2015 comparative amounts for the changes in presentation are as follows:

€ million	Q2 2015 as reported	Changes in presentation	Q2 2015 as restated	HY 2015 as reported	Changes in presentation	HY 2015 as restated

Net sales	8,688	—	8,688	19,977	—	19,977

Cost of sales	(6,341)	14	(6,327)	(14,567)	33	(14,534)
Gross profit	2,347	14	2,361	5,410	33	5,443

Selling expenses	(1,749)	(12)	(1,761)	(4,056)	(27)	(4,083)

General and administrative expenses	(297)	(2)	(299)	(707)	(6)	(713)
Total operating expenses	(2,046)	(14)	(2,060)	(4,763)	(33)	(4,796)
Operating income	301	—	301	647	—	647

New and revised IFRSs effective in 2016

Amendments to IAS 1, “Disclosure initiative”

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

The disclosure initiative clarifies existing disclosure requirements, which do not have a significant effect on the consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment entities: Applying the Consolidation Exception”

These are narrow-scope clarifications of guidance, specifically related to investment entities. Because Ahold is not an investment entity, nor does it have investments in an investment entity, these amendments do not have an effect on the future consolidated financial statements.

Narrow-scope amendments to IAS 27, “Equity Method in Separate Financial Statements”

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Based on Ahold’s current financial position, these amendments do not have an effect on the consolidated financial statements.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”

The amendments prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. Currently the Company uses the straight-line method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. Accordingly, the application of these amendments do not have an effect on the consolidated financial statements.

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

The amendments provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 “Business Combinations.” Based on Ahold’s current financial position, the application of these amendments to IFRS 11 do not have a significant effect on the consolidated financial statements.

Annual improvements to IFRSs 2012-2014

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which do not have a significant effect on the consolidated financial statements.

3. Business combinations and Goodwill

A reconciliation of Ahold’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill

As of January 3, 2016

At cost	1,241

Accumulated impairment losses	(5)
Opening carrying amount	1,236

Acquisitions through business combinations[1]	(1)

Other movements - net	3

Exchange rate differences	(7)
Closing carrying amount	1,231

As of July 17, 2016

At cost	1,236

Accumulated impairment losses	(5)
Carrying amount	1,231

1.	The negative €1 million is mainly related to the revaluation of the A&P acquisition within the 12-month measurement period.

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

4. Segment reporting

Ahold’s retail operations are presented in three reportable segments. In addition, Other retail, consisting of Ahold’s unconsolidated joint venture JMR, and Ahold’s Corporate Center are presented separately. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 2.

Operating companies in all reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the reportable segment

Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod

The Netherlands	Albert Heijn (including The Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com

Czech Republic	Albert

Other	Included in Other

Other retail	Unconsolidated joint venture JMR (49%)

Corporate Center	Corporate Center staff (the Netherlands, Switzerland and the United States)

Net sales

Net sales per segment are as follows:

	Q2 2016	Q2 2015	HY 2016	HY 2015

$ million

Ahold USA	6,212	6,010	14,321	13,884

Average U.S. dollar exchange rate (euro per U.S. dollar)	0.8896	0.8981	0.8961	0.8950

CZK million

Czech Republic	10,904	10,932	25,175	25,140

Average Czech Crown exchange rate (euro per Czech Crown)	0.0370	0.0366	0.0370	0.0364

€ million

Ahold USA	5,526	5,398	12,834	12,424

The Netherlands	3,022	2,890	6,955	6,638

Czech Republic	403	400	931	915
Ahold Group	8,951	8,688	20,720	19,977

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

Operating income

Operating income (loss) per segment is as follows:

	Q2 2016	Q2 2015	HY 2016	HY 2015
$ million

Ahold USA	231	217	527	484

CZK million

Czech Republic	188	18	281	(264)

€ million

Ahold USA	206	195	473	433

The Netherlands	149	132	329	291

Czech Republic	8	—	11	(10)

Corporate Center	(44)	(26)	(98)	(67)
Ahold Group	319	301	715	647
5. Expenses by nature The aggregate of cost of sales and operating expenses is specified by nature as follows:
€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Cost of product	6,223	6,062	14,381	13,921

Labor costs	1,329	1,313	3,070	3,006

Other operational expenses	693	645	1,632	1,528

Depreciation and amortization	237	228	556	533

Rent expenses and income - net	144	143	343	334

Impairment losses and reversals - net	8	3	26	17

Gains on the sale of assets - net	(2)	(7)	(3)	(9)
Total expenses by nature	8,632	8,387	20,005	19,330

6. Income taxes

The increase in income tax is mainly the result of higher taxable income for HY 2016.

7. Assets and liabilities held for sale and discontinued operations

Income from discontinued operations is specified as follows:

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

BI-LO / Bruno’s	1	—	1	2
Results on divestments of discontinued operations[1]	1	—	1	2
Income from discontinued operations, net of income taxes	1	—	1	2
1	Results on divestments are after net income tax expense of nil for the second quarter of 2016 and 2015 (YTD 2016: nil, YTD 2015: €1 million).

The cash flows from the divestment of businesses as presented in the cash flow statement of €1 million in Q2 2016 (Q2 2015: €5 million) are primarily related to BI-LO / Bruno’s.

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

8. Equity attributable to common shareholders

Dividend on common shares

On April 19, 2016, the General Meeting of Shareholders approved the dividend over 2015 of €0.52 per common share (€429 million in the aggregate). This dividend was paid on May 4, 2016.

Share buyback and capital return and reverse stock split

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold intended to merge with Delhaize, the share buyback program was terminated in the second quarter of 2015.

On July 7, 2015, Ahold canceled 60,000,000 shares purchased in share buyback programs.

On March 14, 2016, a capital repayment and reverse stock split was approved at an Extraordinary General Meeting of Shareholders, to become effective before the completion of the merger between Ahold and Delhaize. On July 12, 2016, Ahold announced details of the capital repayment and reverse stock split and recorded a payable of €1,001 million (excluding transaction costs) against other reserves on the balance sheet as of July 17, 2016. The reverse stock split, by which every 17 existing shares were consolidated into 16 new shares, became effective on July 18, 2016, which is after Ahold’s half-year end. The capital repayment of €1.29 per remaining share was paid on July 21, 2016.

The number of outstanding common shares as of July 17, 2016 (before the reverse stock split), was 824,619,043 (January 3, 2016: 818,471,229). The increase is the effect of the re-issuance of treasury shares for the delivery of the shares vested under the Global Reward Opportunity program. Refer to Note 12, for information on the outstanding number of common shares following the effect of both the reverse stock split and Ahold’s subsequent merger with the Delhaize Group.

9. Cash

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and on the balance sheet:

€ million	July 17, 2016	January 3, 2016
Cash and cash equivalents at the end of the period as presented in the statement of cash flows	2,314	1,819
Restricted cash	5	7
Cash and cash equivalents at the end of the period as presented on the balance sheet	2,319	1,826

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements

10. Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	July 17, 2016		January 3, 2016
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Loans receivable	47	54	42	49

Trade and other (non) current receivables	725	725	832	832

Reinsurance assets	211	211	203	203

Total loans and receivables	983	990	1,077	1,084

Cash and cash equivalents	2,319	2,319	1,826	1,826

Short-term deposits and similar instruments	10	10	528	528

Derivatives	296	296	338	338

Available-for-sale	6	6	6	6
Total financial assets	3,614	3,621	3,775	3,782

	July 17, 2016		January 3, 2016
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Notes	(1,121)	(1,359)	(1,144)	(1,359)

Other loans	(3)	(3)	(3)	(3)

Financing obligations	(380)	(380)	(397)	(395)

Mortgages payable	(9)	(10)	(9)	(10)

Finance lease liabilities	(1,323)	(1,743)	(1,400)	(1,798)

Cumulative preferred financing shares	(497)	(558)	(497)	(554)

Dividend cumulative preferred financing shares	(12)	(12)	(22)	(22)

Accounts payable	(2,653)	(2,654)	(2,800)	(2,800)

Short-term borrowings	(57)	(57)	(52)	(52)

Capital repayment payable	(1,001)	(1,001)	—	—

Interest payable	(15)	(15)	(29)	(29)

Reinsurance liabilities	(233)	(233)	(221)	(221)

Other	(59)	(64)	(61)	(71)

Total non-derivative financial liabilities	(7,363)	(8,089)	(6,635)	(7,314)

Derivatives	(215)	(215)	(210)	(210)
Total financial liabilities	(7,578)	(8,304)	(6,845)	(7,524)

Financial assets and liabilities measured at fair value on the balance sheet

Of Ahold’s categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by

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Ahold Interim Report, Second quarter and Half year 2016 Summary financial statements using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

The valuation of Ahold’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and adjusted for Ahold’s own credit risk, called Debit Valuation Adjustment (“DVA”). The CVA / DVA calculations have been added to the fair value of Ahold’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

The carrying amount of receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on ask-market quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 of Ahold’s Annual Report 2015. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

11. Commitments and contingencies

A comprehensive overview of commitments and contingencies as of January 3, 2016, was included in Note 34 of Ahold’s 2015 consolidated financial statements, which were published as part of Ahold’s Annual Report 2015 on March 3, 2016. There were no significant changes to this overview through Q2 2016.

12. Subsequent events

Merger with Delhaize

On June 24, 2015, Ahold and Delhaize announced their intention to combine their businesses through a merger of equals. The shareholders of Ahold and Delhaize approved the merger on March 14, 2016, and the transaction became effective on July 24, 2016, after the half-year end of both Ahold and Delhaize Group. Delhaize shareholders received 4.75 Ahold ordinary shares for each issued and outstanding Delhaize ordinary share.

As explained in Note 8 a reverse stock split was recorded on July 18, 2016, by way of a consolidation of every 17 issued common shares into 16 common shares. The total number of shares outstanding was reduced by 48,507,004 shares to 776,112,039 shares. After the merger with Delhaize, the outstanding number of common shares increased by 496,000,577 shares to 1,272,112,616 shares.

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Ahold Interim Report, Second quarter and Half year 2016 Other information

Other financial and operating information

Net sales per channel

€ million	Q2 2016	Q2 2015	% change	% change constant rates	HY 2016	HY 2015	% change	% change constant rates

Online sales[1]	420	352	19.3%	19.3%	968	800	21.0%	20.9%

Store sales[2]	8,531	8,336	2.3%	2.9%	19,752	19,177	3.0%	2.8%
Total net sales	8,951	8,688	3.0%	3.6%	20,720	19,977	3.7%	3.6%

1.	Net consumer online sales increased 24.7% in the second quarter to €480 million, or 25.4% at constant exchange rates. Net consumer online sales is a non-GAAP measure. The description of this non-GAAP measure is included on page 41 of Ahold’s Annual Report 2015.
2.	Store sales also includes sales under franchise agreements and other sales to third parties.

Underlying operating income1

Underlying operating income per segment is as follows:

€ million	Underlying operating income Q2 2016	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income Q2 2016

Ahold USA	215	(5)	2	(6)	206

The Netherlands	157	(3)	(1)	(4)	149

Czech Republic	7	—	1	—	8

Corporate Center	(24)	—	—	(20)	(44)
Ahold Group	355	(8)	2	(30)	319

1	Underlying operating income is a non-GAAP measure. The description of this non-GAAP measure is included on page 41 of Ahold’s Annual Report 2015.

Underlying operating income in local currency for Q2 2016 was $241 million for Ahold USA and CZK 191 million for Czech Republic.

€ million	Underlying operating income Q2 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income Q2 2015

Ahold USA	212	(3)	4	(18)	195

The Netherlands	130	—	3	(1)	132

Czech Republic	4	—	—	(4)	—

Corporate Center	(15)	—	—	(11)	(26)
Ahold Group	331	(3)	7	(34)	301

Underlying operating income in local currency for Q2 2015 was $236 million for Ahold USA and CZK 113 million for Czech Republic.

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Ahold Interim Report, Second quarter and Half year 2016 Other information

€ million	Underlying operating income HY 2016	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income HY 2016

Ahold USA	506	(14)	3	(22)	473

The Netherlands	346	(10)	—	(7)	329

Czech Republic	13	(2)	—	—	11

Corporate Center	(61)	—	—	(37)	(98)
Ahold Group	804	(26)	3	(66)	715

Underlying operating income in local currency for half year 2016 was $564 million for Ahold USA and CZK 339 million for Czech Republic.

€ million	Underlying operating income HY 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income HY 2015

Ahold USA	469	(8)	4	(32)	433

The Netherlands	296	(9)	5	(1)	291

Czech Republic	6	—	—	(16)	(10)

Corporate Center	(50)	—	—	(17)	(67)
Ahold Group	721	(17)	9	(66)	647

Underlying operating income in local currency for half year 2015 was $524 million for Ahold USA and CZK 172 million for Czech Republic.

EBITDA1

€ million	EBITDA Q2 2016	Depreciation and amortization	Operating income Q2 2016	EBITDA Q2 2015	Depreciation and amortization	Operating income Q2 2015

Ahold USA	365	(159)	206	348	(153)	195

The Netherlands	214	(65)	149	193	(61)	132

Czech Republic	20	(12)	8	13	(13)	—

Corporate Center	(43)	(1)	(44)	(25)	(1)	(26)
Total by segment	556	(237)	319	529	(228)	301

Share in income of joint ventures	4			4
Income from discontinued operations	1			—
Total EBITDA	561			533

1    EBITDA is a non-GAAP measure. The description of this non-GAAP measure is included on page 41 of Ahold’s Annual Report 2015.

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Ahold Interim Report, Second quarter and Half year 2016 Other information

€ million	EBITDA HY 2016	Depreciation and amortization	Operating income HY 2016	EBITDA HY 2015	Depreciation and amortization	Operating income HY 2015

Ahold USA	848	(375)	473	791	(358)	433

The Netherlands	480	(151)	329	435	(144)	291

Czech Republic	39	(28)	11	19	(29)	(10)

Corporate Center	(96)	(2)	(98)	(65)	(2)	(67)
Total by segment	1,271	(556)	715	1,180	(533)	647

Share in income of joint ventures	10			6

Income (loss) from discontinued operations	1			2
Total EBITDA	1,282			1,188

Free cash flow1

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Operating cash flows from continuing operations before changes in working capital and income taxes paid	575	534	1,315	1,203

Changes in working capital	41	59	(49)	(157)

Income taxes paid - net	(114)	(33)	(201)	(56)

Purchase of non-current assets	(184)	(140)	(427)	(345)

Divestments of assets / disposal groups held for sale	4	17	13	26
Dividends received from joint ventures	12	13	14	15

Interest received	2	—	4	2

Interest paid	(83)	(83)	(129)	(135)
Free cash flow	253	367	540	553

1    Free cash flow is a non-GAAP measure. The description of this non-GAAP measure is included on page 41 of Ahold’s Annual Report 2015.

Net debt1

€ million	July 17, 2016	April 24, 2016	January 3, 2016

Loans	1,185	1,153	1,522

Finance lease liabilities	1,213	1,217	1,290

Cumulative preferred financing shares	497	497	497
Non-current portion of long-term debt	2,895	2,867	3,309

Short-term borrowings and current portion of long-term debt	496	511	193
Gross debt	3,391	3,378	3,502

Less: Cash, cash equivalents, and short-term deposits and similar instruments [2,3]	2,329	2,526	2,354
Net debt	1,062	852	1,148

1	Net debt is a non-GAAP measure. The description of this non-GAAP measure is included on page 41 of Ahold’s Annual Report 2015.
2	Short-term deposits and similar instruments include investments with a maturity of between three and 12 months. The balance of these instruments at July 17, 2016, was €10 million (April 24, 2016: €454 million, January 3, 2016: €528 million) and is presented within Other current financial assets in the consolidated balance sheet.
3	Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. These balances amounted to €145 million, €177 million and €216 million as of July 17, 2016, April 24, 2016 and January 3, 2016, respectively.

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Ahold Interim Report, Second quarter and Half year 2016 Other information

Store portfolio (including franchise stores)

	End of 2015	Opened / acquired	Closed / sold	End of Q2 2016

Ahold USA	788	1	(2)	787

The Netherlands[1]	2,134	24	(17)	2,141

Czech Republic	331	—	—	331
Total	3,253	25	(19)	3,259

1.    The number of stores at the end of Q2 2016 includes 1,145 specialty stores (Etos and Gall & Gall) (End of 2015: 1,139).

Use of non-GAAP financial measures

This interim report includes non-GAAP financial measures. The descriptions of these non-GAAP financial measures are included on page 41 of Ahold’s Annual Report 2015.

Financial calendar

Ahold’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold’s 2016 financial year consists of 52 weeks and ends on January 1, 2017. The quarters in 2016 are:

First quarter (16 weeks)	January 4 through April 24, 2016
Second quarter (12 weeks)	April 25 through July 17, 2016
Third quarter (12 weeks)	July 18 through October 9, 2016
Fourth quarter (12 weeks)	October 10, 2016, through January 1, 2017

Page 24/38

Delhaize Summary Report Second quarter and Half year 2016

 Financial Summary Second Quarter 2016

•	Revenue growth of 4.3% at identical exchange rates

•	Comparable store sales growth of 2.9% in the U.S. (3.9% real growth), 2.1% in Belgium and 8.7% in Southeastern Europe

•	Group underlying operating profit of €247 million (+12.1% at identical exchange rates compared to the second quarter of last year)

•	Group underlying operating margin of 3.9% (4.1% in the U.S., 3.3% in Belgium and 5.0% in Southeastern Europe)

Financial Summary First Half 2016

•	Revenue growth of 4.3% at identical exchange rates

•	Group underlying operating profit growth of 18.2% at identical exchange rates compared to the same period of last year

CEO comments

Frans Muller, President and Chief Executive Officer of Delhaize Group, commented: “We are pleased with our second quarter results. We grew revenues and underlying operating profit in each of our three operating segments while we also generated €258 million of operating free cash flow (excluding Transformation Plan and merger related costs) in this second quarter.”

“With 3.9% real growth during this quarter, Delhaize America continued to experience good sales momentum both at Food Lion and at Hannaford, while inflation remained negative. At Delhaize Belgium, our market share continued to recover following the disruptions related to the Transformation Plan. Nonetheless, our performance remains largely driven by our affiliated network as our integrated stores’ sales growth lags expectations, in a competitive and price-driven market. Southeastern Europe’s growth was again robust, driven by Romania and Greece.”

Group performance

€ million	Q2 2016	Q2 2015	% change	% change identical	HY 2016	HY 2015	% change	% change identical

Revenues	6,286	6,114	2.8%	4.3%	12,439	11,934	4.2%	4.3%

Underlying EBITDA	414	393	5.2%	6.8%	805	732	10.0%	10.1%

Underlying operating profit	247	223	10.4%	12.1%	468	396	18.1%	18.2%

Underlying operating margin	3.9%	3.7%			3.8%	3.3%

Operating profit	217	187	15.8%	17.8%	408	331	23.2%	23.3%

Net profit from continuing operations	118	106	11.7%	13.6%	227	142	60.7%	61.0%

Net profit	118	106	11.7%	13.6%	227	134	69.9%	70.3%

Free cash flow	226	308	(26.6)%	(26.1)%	(42)	215	N/A	N/A

Delhaize Summary Report, Second quarter and Half year 2016 Management report

Second Quarter 2016 Income Statement

Revenues

In the second quarter of 2016, Delhaize Group’s revenues increased by 2.8% and 4.3% at actual and identical exchange rates respectively. Organic revenue growth was 4.3%.

In the U.S., revenues grew by 2.9% in local currency, supported by comparable store sales growth of 2.9% excluding a 0.3% positive calendar impact. The 2.9% U.S. comparable store sales growth was fueled by continued positive real growth at both Food Lion and Hannaford and was partly offset by negative retail inflation (-1.0%). Revenues at Delhaize Belgium increased by 2.6% driven by comparable store sales growth of 2.1% and store openings. Retail inflation in Belgium stood at 2.1%. Revenues in Southeastern Europe grew by a strong 14.2% at identical exchange rates, driven by comparable store sales growth of 8.7%, store network expansion and a 0.5% positive calendar impact. In Southeastern Europe retail inflation was negative (-1.1%).

Gross margin

Gross margin was 24.4% of revenues, an increase of 7 basis points at identical exchange rates (+5 basis points at actual exchange rates), mainly as a result of lower shrink and lower cost of products in some categories in the U.S. This was partly offset by price investments in the U.S and Belgium, and increased promotional activity in Greece.

Other operating income

Other operating income was €32 million, slightly higher than last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.0% of revenues and decreased by 14 basis points at identical exchange rates compared to last year (a decrease of 16 basis points at actual exchange rates) primarily as a result of cost savings resulting from the Transformation Plan in Belgium and sales leverage in Southeastern Europe, while SG&A as a percentage of revenues increased in the U.S. due to higher labor and healthcare expenses.

Other operating expenses

Other operating expenses were €30 million compared to €38 million last year.

Underlying operating profit

Underlying operating profit was €247 million, an increase of 10.4% at actual exchange rates and 12.1% at identical exchange rates compared to the second quarter of last year. This increase was due to a higher underlying operating profit in each of the three segments, and in particular in Southeastern Europe.

Underlying operating margin was 3.9% of revenues compared to 3.7% in the second quarter of 2015.

EBITDA

EBITDA increased by 11.2% to €398 million (+13.0% at identical exchange rates), while underlying EBITDA increased by 5.2% to €414 million (+6.8% at identical exchange rates).

Operating profit

Operating profit increased from €187 million in the second quarter of 2015 to €217 million this year.

Net financial expenses

Net financial expenses stood at €49 million and were €6 million higher than last year at actual exchange rates, primarily due to foreign exchange differences.

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Delhaize Summary Report, Second quarter and Half year 2016 Management report

Income tax

In the second quarter of 2016, the effective tax rate (on continued operations) was 30.3% compared to 26.6% last year. The increase was the result of non-deductible expenses in 2016.

Net profit (from continuing operations)

Net profit from continuing operations was €118 million compared to €106 million in last year’s second quarter and equalled the Group share in net profit.

First Half 2016 Income Statement

Revenues

In the first half of 2016, Delhaize Group’s revenues increased by 4.2% and 4.3% at actual and identical exchange rates, respectively. Organic revenue growth was 4.3%.

In the U.S., revenue growth in local currency was 2.4%. U.S. comparable store sales growth was 2.7% excluding a 0.1% negative calendar impact. Revenues at Delhaize Belgium increased by 3.2%, supported by comparable store sales growth of 2.5% and store openings. Revenues in Southeastern Europe grew by 15.5% at identical exchange rates with 9.7% comparable store sales growth and network expansion.

Gross margin

Gross margin was 24.5% of revenues, increasing by 7 basis points at both actual and identical exchange rates. This is the result of lower shrink and lower cost of products in some categories in the U.S., partly offset by price investments in the U.S. and Belgium.

Other operating income

Other operating income was €56 million and increased by €3 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.2% of revenues, an improvement of 33 basis points compared to last year at both actual and identical exchange rates thanks to cost savings resulting from the Transformation Plan in Belgium and sales leverage in Southeastern Europe, while SG&A as a percentage of revenues increased slightly in the U.S. due to higher labor and healthcare expenses.

Other operating expenses

Other operating expenses were €58 million compared to €68 million last year, which included a €25 million fine from the Belgian Competition Authority.

Underlying operating profit

Underlying operating profit was €468 million and increased by 18.1% at actual exchange rates and by 18.2% at identical exchange rates. This is the result of higher sales throughout the Group, in particular strong volumes in the U.S. and Southeastern Europe, coupled with savings from the Transformation Plan in Belgium, partly offset by price investments in the U.S. and Belgium.

Underlying operating margin was 3.8% of revenues compared to 3.3% in the first half of 2015.

EBITDA

EBITDA increased by 14.3% to €771 million (+14.5% at identical exchange rates). Underlying EBITDA increased by 10.0% to €805 million (+10.1% at identical exchange rates).

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Delhaize Summary Report, Second quarter and Half year 2016 Management report

Operating profit

Operating profit increased by 23.2% from €331 million to €408 million mainly as a result of an increase in underlying operating profit.

Net financial expenses

Net financial expenses were €96 million compared to €139 million last year, which included a €40 million one-off charge relating to the bond tender transaction which took place in February 2015.

Income tax

During the first half of 2016, the effective tax rate (on continued operations) was 27.8% compared to 27.1% last year.

Net profit (from continuing operations)

Net profit from continuing operations was €227 million in the first half of 2016 compared to €142 million in the first half of 2015.

Group share in net profit amounted to €227 million in the first half of 2016 versus €134 million in the same period of prior year.

First Half 2016 Cash Flow Statement and Balance Sheet

Free cash flow

During the second quarter of 2016, Delhaize Group generated €226 million of free cash flow (€258 million operating free cash flow, excluding Transformation Plan and merger related costs). For the first half of 2016, free cash flow was negative and stood at minus €42 million (+€31 million operating free cash flow) compared to €215 million in the first half of 2015 (€215 million operating free cash flow). The decrease in operating free cash flow is mainly due to working capital movements and increased capex, partly offset by a higher EBITDA and lower taxes paid.

Net debt

Compared to year-end 2015, net debt increased by €201 million to €1.0 billion mainly as a result of negative free cash flow and the dividend payment.

Segment Information (at actual exchange rates)

in millions	Revenues			Underlying Operating margin		Underlying Operating profit
	Q2 2016	Q2 2015	% change	Q2 2016	Q2 2015	Q2 2016	Q2 2015	% change

United states	$4,587	4,459	2.9%	4.1%	3.9%	188	175	7.6%

United states	€4,060	4,031	0.7%	4.1%	3.9%	167	158	5.4%

Belgium	€1,287	1,255	2.6%	3.3%	3.2%	43	40	7.1%

Southeastern Europe	€939	828	13.4%	5.0%	4.5%	47	37	26.9%

Corporate	€—	—	N/A	N/A	N/A	(10)	(12)	17.3%
Total	6,286	6,114	2.8%	3.9%	3.7%	247	223	10.4%

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in millions	Revenues			Underlying Operating margin		Underlying Operating profit
	HY 2016	HY 2015	% change	HY 2016	HY 2015	HY 2016	HY 2015	% change
United states	$9,033	8,822	2.4%	4.0%	3.9%	363	340	6.9%

United states	€8,095	7,906	2.4%	4.0%	3.9%	326	305	6.9%

Belgium	€2,511	2,432	3.2%	3.0%	2.3%	76	56	34.7%

Southeastern Europe	€1,833	1,596	14.9%	4.5%	3.4%	83	55	51.3%

Corporate	€—	—	N/A	N/A	N/A	(17)	(20)	14.2%
Total	12,439	11,934	4.2%	3.8%	3.3%	468	396	18.1%

Performance by segment

United States

In the second quarter of 2016, revenues in the U.S. increased by 2.9% to $4.6 billion (€4.1 billion). Comparable store sales increased by 2.9% (excluding a positive calendar impact of 0.3%). Both Food Lion and Hannaford continued to experience positive comparable store sales and real growth while inflation remained negative (-1.0% for our U.S. operations overall, which was in line with cost deflation).

During the first half of 2016, U.S. revenues increased by 2.4% in local currency.

In the second quarter of 2016, underlying operating profit increased by 7.6% in local currency and our underlying operating margin was 4.1% compared to 3.9% in prior year. Gross margin increased, driven by a favorable product mix, lower cost of products in some categories and lower shrink at Food Lion, partly offset by the Hannaford price investments made in the fourth quarter of 2015. SG&A as a percentage of revenues increased as a result of increased labor and healthcare expenses.

For the first six months of 2016, underlying operating profit of our U.S. operations increased by 6.9% to $363 million (€326 million) and the underlying operating margin was 4.0% (3.9% last year).

Belgium

In the second quarter of 2016, revenues in Belgium were €1.3 billion, an increase of 2.6% compared to the second quarter of 2015, with comparable store sales growth of 2.1% (excluding a +0.3% calendar impact). While our market share continued to recover from the disruptions faced during the Transformation Plan, our growth was driven by store openings and by inflation, as top-line performance in our company-operated stores remained below our expectations.

During the first half of 2016, Delhaize Belgium revenues increased by 3.2%.

In the second quarter of 2016, underlying operating profit increased by 7.1% to €43 million. This is explained by Transformation Plan savings, partly offset by a decrease in our gross margin resulting from price investments and higher shrink in supermarkets. Underlying operating margin was 3.3%, slightly up compared to 3.2% last year.

For the first six months of 2016, underlying operating profit increased by 34.7% to €76 million and underlying operating margin was 3.0% (2.3% last year).

Southeastern Europe

In the second quarter of 2016, revenues in Southeastern Europe increased by 13.4% to €939 million (+14.2% at identical exchange rates), resulting from strong positive comparable store sales growth of 8.7%, network expansion and a 0.5% positive calendar impact. Comparable store sales growth and real growth were positive across the segment and continued to be particularly strong in Romania and in Greece, whereas inflation turned negative at -1.1% for the segment overall (driven by Greece).

During the first half of 2016, revenues in Southeastern Europe increased by 14.9% (+15.5% at identical exchange rates).

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Delhaize Summary Report, Second quarter and Half year 2016 Management report

During the second quarter of 2016, underlying operating profit increased by 26.9% to €47 million (+27.7% at identical exchange rates), while the underlying operating margin increased from 4.5% to 5.0%, due to positive sales leverage in Greece and Romania and good cost control, partly offset by intense promotional activity in Greece.

For the first six months of 2016, underlying operating profit increased by 51.3% to €83 million (+52.1% at identical exchange rates) and the underlying operating margin was 4.5% (3.4% last year).

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Delhaize Summary Report, Second quarter and Half year 2016 Management report

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheet (Unaudited)

€ million	June 30, 2016	December 31, 2015	June 30, 2015

Assets
Non-current assets	8,822	8,950	8,649
Goodwill	3,423	3,465	3,381

Intangible assets	776	800	792

Property, plant and equipment	4,307	4,386	4,199

Investment property	106	97	101

Investments accounted for using the equity method	39	36	32

Financial assets	48	44	21

Derivative instruments	10	9	7

Other non-current assets	113	113	116
Current assets	3,936	4,082	3,766
Inventories	1,542	1,476	1,447

Receivables	647	640	642

Financial assets	240	231	239

Other current assets	171	152	167

Cash and cash equivalents	1,294	1,579	1,268

Assets classified as held for sale	42	4	3
Total assets	12,758	13,032	12,415

Liabilities
Total equity	6,148	6,171	5,817
Shareholders’ equity	6,148	6,168	5,811

Non-controlling interests	—	3	6
Non-current liabilities	3,108	3,350	3,305
Long-term debt	1,776	1,949	1,916

Obligations under finance lease	448	480	487

Deferred tax liabilities	404	404	369

Derivative instruments	56	71	52

Provisions	363	381	417

Other non-current liabilities	61	65	64
Current liabilities	3,502	3,511	3,293
Long-term debt - current portion	156	10	10

Obligations under finance lease	72	75	73

Accounts payable	2,351	2,510	2,241

Derivative instruments	5	—	—

Provisions	124	175	224

Other current liabilities	771	741	745

Liabilities associated with assets held for sale	23	—	—
Total liabilities and equity	12,758	13,032	12,415
$ per € exchange rate	1.1102	1.0887	1.1189

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Condensed Consolidated Income Statement (Unaudited)

€ million, except number of shares	Q2 2016	Q2 2015	HY 2016	HY 2015

Revenues	6,286	6,114	12,439	11,934

Cost of sales	(4,750)	(4,622)	(9,395)	(9,022)
Gross profit	1,536	1,492	3,044	2,912

Gross margin	24.4%	24.4%	24.5%	24.4%

Other operating income	32	28	56	53

Selling, general and administrative expenses	(1,321)	(1,295)	(2,634)	(2,566)

Other operating expenses	(30)	(38)	(58)	(68)
Operating profit	217	187	408	331

Operating margin	3.4%	3.1%	3.3%	2.8%

Finance costs	(45)	(48)	(92)	(142)

Income from investments	(4)	5	(4)	3

Share of results of joint venture equity accounted	1	1	2	2
Profit before taxes and discontinued operations	169	145	314	194

Income tax expense	(51)	(39)	(87)	(52)
Net profit from continuing operations	118	106	227	142

Result from discontinued operations, net of tax	—	—	—	(8)
Net profit	118	106	227	134

Net profit attributable to non-controlling interests	—	—	—	—

Net profit attributable to equity holders of the Group - Group share in net profit	118	106	227	134

Shares issued at the end of the period	104,577,980	103,766,860	104,577,980	103,766,860

Shares outstanding at the end of the period	104,177,361	102,945,430	104,177,361	102,945,430

Average $ per € exchange rate	1.1292	1.1053	1.1159	1.1158

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Condensed Consolidated Statement of Cash Flows (Unaudited)

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Operating activities

Net profit	118	106	227	134

Adjustments for:

Share of results of joint venture equity accounted	(1)	(1)	(2)	(2)

Depreciation and amortization	167	170	337	336

Impairment	14	—	26	7

Income taxes, finance costs and income from investments	100	81	183	188

Other non-cash items	8	6	13	14

Changes in operating assets and liabilities	104	211	(380)	(54)

Interest paid	(57)	(58)	(84)	(92)

Interest received	6	9	11	12

Income taxes paid	(21)	(18)	(36)	(62)
Net cash provided by operating activities	438	506	295	481

Investing activities

Business acquisitions, net of cash and cash equivalents acquired	(6)	(6)	(16)	(8)

Business disposals, net of cash and cash equivalents disposed	2	—	2	14

Purchase of tangible and intangible assets (capital expenditures)	(209)	(196)	(329)	(281)

Sale of tangible and intangible assets	3	4	7	9

Investment in debt securities	(3)	(3)	(3)	(3)

Sale and maturity of (investment in) term deposits, net	—	—	(16)	(24)

Other investing activities	(9)	(1)	—	(27)
Net cash used in investing activities	(222)	(202)	(355)	(320)

Financing activities

Proceeds from the exercise of share warrants and stock options	57	18	89	94

Treasury shares purchased	(71)	(2)	(74)	(23)

Purchase of non-controlling interests	—	—	(6)	—

Dividends paid	(186)	(165)	(186)	(165)

Escrow maturities	8	—	8	—

Repayments of long-term loans, net of direct financing costs	(22)	(18)	(38)	(470)

Settlement of derivative instruments	—	—	—	4
Net cash used in financing activities	(214)	(167)	(207)	(560)

Effect of foreign currency translation	22	(30)	(18)	67
Net decrease in cash and cash equivalents	24	107	(285)	(332)
Cash and cash equivalents at beginning of period	1,270	1,161	1,579	1,600

Cash and cash equivalents at end of period	1,294	1,268	1,294	1,268

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Selected explanatory notes

Other operating income

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Rental income	14	15	28	29

Income from waste recycling activities	6	5	11	10

Services rendered to wholesale customers	2	2	3	3

Gain on sale of property, plant and equipment	2	1	3	2

Other	8	5	11	9
Total	32	28	56	53

Other operating expenses

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Store closing expenses	1	1	(1)	(1)

Reorganization expenses	—	(5)	1	(8)

Impairment	(14)	—	(26)	(7)

Loss on sale of property, plant and equipment	(7)	(2)	(11)	(4)

Other	(10)	(32)	(21)	(48)
Total	(30)	(38)	(58)	(68)

In the first half of 2016, the caption “Other” mainly included €20 million (of which €9 million in the second quarter) advisory and consulting costs related to the merger with Royal Ahold N.V.

In the first half of 2015, the caption “Other” mainly consisted of a fine of €25 million imposed by the Belgian Competition Authority and €19 million merger related costs.

Contingencies, Commitments and Guarantees

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s and Bottom Dollar Food, the Group will continue to provide guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, Delhaize Group will be obligated to pay rent and otherwise perform the guaranteed leases. The nominal future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, amount to $380 million (€342 million) as of June 30, 2016. The Group closely monitors the risks associated with these guarantees and currently does not expect to be required to pay any amounts in the foreseeable future.

Except for changes mentioned in these interim financial statements, other contingencies are materially unchanged from those described in Note 34 on page 161 of the 2015 Annual Report.

Subsequent Events

On July 29, 2016, Delhaize Belgium finalized the sale of its Belgian Tom & Co activities, specialized in pet feed and pet care to PetserCo SC SA. Tom & Co has a network of 145 stores in Belgium, Luxembourg and France of which 136 franchised stores and 9 own stores.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

Number of Stores

	End of 2015	End of Q1 2016	Change Q2 2016	End of HY 2016

United States	1,288	1,286	(2)	1,284

Belgium & Luxembourg	888	898	4	902

Greece	341	344	11	355

Romania	471	470	11	481

Serbia	396	396	2	398

Indonesia	128	130	6	136
Total	3,512	3,524	32	3,556

Organic Revenue Growth Reconciliation

€ million	Q2 2016	Q2 2015	% change	HY 2016	HY 2015	% change

Revenues	6,286	6,114	2.8%	12,439	11,934	4.2%
Effect of exchange rates	94			11
Revenues at identical exchange rates	6,380	6,114	4.3%	12,450	11,934	4.3%
Organic revenue growth	6,380	6,114	4.3%	12,450	11,934	4.3%

Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements, offers a more detailed view than “operating profit” of the operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

	Q2 2016
in millions	United States $	United States €	Belgium €	SEE €	Corporate €	TOTAL €

Operating Profit (as reported)	176	155	36	43	(17)	217

Add/(substract):

Store closing expenses (reversals)	(1)	(1)	—	—	—	(1)

Fixed assets impairment charges (reversals)	3	3	8	3	—	14

(Gains)/losses on disposal of fixed assets	5	5	(1)	1	—	5

Other	5	5	—	—	7	12
Underlying Operating Profit	188	167	43	47	(10)	247

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	HY 2016
in millions	United States $	United States €	Belgium €	SEE €	Corporate €	TOTAL €

Operating Profit (as reported)	343	307	56	79	(34)	408

Add/(substract):

Store closing expenses (reversals)	1	1	—	—	—	1

Reorganization expenses (reversals)	—	—	(1)	—	—	(1)

Fixed assets impairment charges (reversals)	3	3	20	3	—	26

(Gains)/losses on disposal of fixed assets	7	7	—	1	—	8

Other	9	8	1	—	17	26
Underlying Operating Profit	363	326	76	83	(17)	468

In the first half of 2016, the caption “Other” includes €27 million advisory, consulting and other costs related to the planned merger with Royal Ahold N.V. (of which €20 million recorded in “Other operating expenses”).

	Q2 2015
in millions	United States $	United States €	Belgium €	SEE €	Corporate €	TOTAL €

Operating Profit (as reported)	172	156	26	36	(31)	187

Add/(substract):

Store closing expenses (reversals)	(1)	(1)	—	—	—	(1)

Reorganization expenses (reversals)	3	3	2	—	—	5

(Gains)/losses on disposal of fixed assets	1	—	—	1	—	1

Other	—	—	12	—	19	31
Underlying Operating Profit	175	158	40	37	(12)	223

	HY 2015
in millions	United States $	United States €	Belgium €	SEE €	Corporate €	TOTAL €

Operating Profit (as reported)	328	294	22	54	(39)	331

Add/(substract):

Store closing expenses (reversals)	1	1	—	—	—	1

Reorganization expenses (reversals)	6	6	2	—	—	8

Fixed assets impairment charges (reversals)	3	3	4	—	—	7

(Gains)/losses on disposal of fixed assets	2	1	—	1	—	2

Other	—	—	28	—	19	47
Underlying Operating Profit	340	305	56	55	(20)	396

In the first half of 2015, the caption “Other” mainly consists of a fine of €25 million imposed by the Belgian Competition Authority and €19 million advisory and consulting costs related to the planned merger with Royal Ahold N.V.

EBITDA Reconciliation

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Operating profit	217	187	408	331
Depreciation and amortization	167	170	337	336

Impairment	14	—	26	7
EBITDA	398	357	771	674

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Underlying EBITDA Reconciliation

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Underlying operating profit	247	223	468	396
Depreciation and amortization	167	170	337	336
Underlying EBITDA	414	393	805	732

Free Cash Flow Reconciliation

€ million	Q2 2016	Q2 2015	HY 2016	HY 2015

Net cash provided by operating activities	438	506	295	481

Net cash used in investing activities	(222)	(202)	(355)	(320)

Net investment in debt securities, term deposits and derivative related collaterals	10	4	18	54
Free cash flow	226	308	(42)	215

Cash from sale Bottom Dollar Food	—	—	—	(14)

Cash outflow related to the Transformation Plan	17	11	42	11

Merger related cash expenses	15	3	31	3
Operating free cash flow	258	322	31	215

Net Debt Reconciliation

€ million	June 30, 2016	December 31, 2015	June 30, 2015

Non-current financial liabilities	2,224	2,429	2,403

Current financial liabilities	228	85	83

Derivative liabilities	61	71	52

Derivative assets	(10)	(9)	(7)

Investment in securities - non-current	—	—	—

Investment in securities - current	(173)	(176)	(170)

Term deposits - current	(27)	(12)	(32)

Collaterals on derivative instruments	(27)	(28)	(26)

Cash and cash equivalents	(1,294)	(1,579)	(1,268)
Net debt	982	781	1,035
Net debt to equity ratio	16.0%	12.7%	17.8%

EBITDA (last 12 months)	1,489	1,392	1,214
Net debt to EBITDA ratio	66.0%	56.1%	85.2%

DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

•	EBITDA: operating profit plus depreciation, amortization and impairment.

•	Free cash flow: cash flow before financing activities, investment in/sale and maturity of debt securities, term deposits and derivative related collaterals.

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•	Net debt: non-current financial liabilities, plus current financial liabilities and derivative liabilities, minus derivative assets, investments in securities, term deposits, derivative related collaterals, and cash and cash equivalents.

•	Net financial expenses: finance costs less income from investments.

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates.

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares.

•	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit.

•	Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities.

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